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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             (RULE 13d-101. INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. 6 FOR KALI P. CHAUDHURI)*
                (INITIAL FILING FOR KPC RESOLUTION COMPANY, LLC)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 13, 2010
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                    (Page 1 of 10 Pages, Excluding Exhibits)

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CUSIP No. 45821T 10 8                 13D                         Page 2 of 10

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1. Names of Reporting Persons.

   KALI P. CHAUDHURI
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2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) |X|
                                                                       (b) |_|
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3. SEC Use Only

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4. Source of Funds (See Instructions) OO
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5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) |_|

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6. Citizenship or Place of Organization UNITED STATES
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               7. Sole Voting Power NUMBER OF 437,601,334 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           437,601,334 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 437,601,334 (1)
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12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) |_|
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13. Percent of Class Represented by Amount in Row (11) 69.1%(1)
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14. Type of Reporting Person (See Instructions) IN
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(1) The calculations contained on this page include 30,600,000 shares that Kali
P. Chaudhuri may acquire under purchase rights that are or may become exercisable within 60 days and 309,000,000 shares underlying warrants that are exercisable by Kali P. Chaudhuri or KPC Resolution Company, LLC within 60 days, and assume 195,307,262 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.


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CUSIP No. 45821T 10 8                 13D                         Page 3 of 10

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1. Names of Reporting Persons.

   KPC RESOLUTION COMPANY, LLC
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2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) |X|
                                                                       (b) |_|
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3. SEC Use Only

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4. Source of Funds (See Instructions) OO
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5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) |_|

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6. Citizenship or Place of Organization UNITED STATES
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               7. Sole Voting Power NUMBER OF 139,000,000 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           139,000,000 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 139,000,000 (1)
--------------------------------------------------------------------------------
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
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13. Percent of Class Represented by Amount in Row (11) 41.6%(1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------


(1) The calculations contained on this page include 139,000,000 shares that KPC Resolution Company, LLC may acquire upon exercise of warrants that are exercisable within 60 days and assume 195,307,262 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.


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CUSIP No. 45821T 10 8                 13D                         Page 4 of 10


         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Kali P. Chaudhuri ("Dr. Chaudhuri") hereby files this Amendment No. 6 to Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 12, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on July 24, 2008, and Amendment No. 3 to Schedule 13D filed with the Commission on November 6, 2008, Amendment No. 4 to Schedule 13D filed with the Commission on February 2, 2009, and Amendment No. 5 to Schedule 13D filed with the Commission on April 10, 2009, relating to the common stock of the Issuer.

         Pursuant to Rule 13d-1, KPC Resolution Company, LLC ("KPC") hereby files this initial Schedule 13D relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in Dr. Chaudhuri's original Schedule 13D, as previously amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.

         Dr. Chaudhuri and KPC each are referred to herein as a "Reporting Person" and together as the "Reporting Persons".

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 is amended and supplemented to reflect the following information relating to KPC:

         KPC is a California limited liability company whose principal business is investment, with a principal business address of 6800 Indiana Avenue, Suite 130, Riverside, California 92506. KPC is managed by Dr. Chaudhuri, as sole manager.

         During the last five years, KPC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and supplemented to reflect that the consideration provided by Reporting Persons in connection with the issuance of the April Warrants (defined in Item 4 of this filing) is described in Item 4.


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CUSIP No. 45821T 10 8                 13D                         Page 5 of 10

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         On January 13, 2010, Reporting Persons entered into an agreement ("MOU") by and among Issuer and Issuer's subsidiaries (collectively, "Borrowers") and Reporting Persons. The MOU provided, among other things, that the parties would cooperate with each other in order to negotiate a transaction with Thomas A. Seaman ("MedCap Receiver"), the receiver appointed for Borrowers' secured lenders and certain of the secured lenders' affiliates (collectively, "MedCap"), pursuant to which KPC or its designees would acquire MedCap's credit facilities with Borrowers (collectively, "Credit Facilities"), and that Issuer would issue to Dr. Chaudhuri a warrant to purchase up to 170,000,000 shares of Issuer's common stock in consideration of Reporting Persons' cooperation in acquiring and restructuring the Credit Facilities and other concessions and agreements for Issuer's benefit.

         As described in previous amendments to Dr. Chaudhuri's Schedule 13D, under an option and standstill agreement with MedCap, Dr. Chaudhuri had the right to purchase warrants issued by Issuer to an affiliate of MedCap in connection with the Credit Facilities if Issuer's $10.7 million convertible term note was repaid in full by January 30, 2010. However, such early note repayment did not occur and such purchase right lapsed.

         On January 13, 2010, KPC entered into a loan purchase and sale agreement ("LPA") with the MedCap Receiver. Under the LPA, the MedCap Receiver agreed to sell the Credit Facilities to KPC, subject to the MedCap Receiver obtaining court approval for the sale and subject to auction overbids. KPC's final bid of $70,000,000 was selected as the highest and best bid at the auction, and the LPA closed on April 13, 2010. Concurrent with the closing of the LPA: KPC sold its interest the Credit Facilities to SPCP Group IV, LLC and SPCP Group, LLC (together, "Silver Point"); KPC purchased from Silver Point a participation interest in the Credit Facilities; and Borrowers, Silver Point, Reporting Persons, Silver Point Finance, LLC, Pacific Coast Holdings Investment, LLC and Ganesha Realty, LLC entered into an Omnibus Credit Agreement Amendment ("Omnibus Amendment") relating to the Credit Facilities.

         Concurrent with the effectiveness of the Omnibus Amendment and sale of the Credit Facilities, Issuer issued to KPC three-year warrants to purchase up to 139,000,000 shares of Issuer's common stock at an exercise price of $0.07 per share. In addition, on April 13, 2010, IHHI issued to Dr. Chaudhuri a three-year warrant to acquire 170,000,000 shares of common stock at $0.07 in satisfaction of Issuer's existing obligation to issue warrants under the MOU. The MOU was terminated concurrent with the effectiveness of the Omnibus Amendment.

         Each of the warrants issued on April 13, 2010 ("April Warrants") contains customary anti-dilution provisions for stock splits, combinations and the like, and weighted average anti-dilution provisions for most issuances below the exercise price of the warrants, as well as a net cashless exercise provision. The April Warrants also contain demand and piggyback registration rights and pre-emptive rights with respect to most issuances by Issuer of equity securities or securities or rights convertible into or exercisable for equity securities of Issuer where the issuances would result in dilution of the warrant holder's beneficial ownership (as calculated pursuant to Section 13(d)) of Issuer's common stock on a fully-diluted and as converted basis.



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CUSIP No. 45821T 10 8                 13D                         Page 6 of 10

         As described in previous amendments to Dr. Chaudhuri's Schedule 13D, Dr. Chaudhuri is a party to an April Purchase Agreement with Issuer that was scheduled to close in May 2009. However, the closing did not occur due to the entry of a court order that stayed, among other things, the transaction described in the April Purchase Agreement. Dr. Chaudhuri currently intends to purchase the maximum number of shares he is eligible to purchase under his April Purchase Agreement (i.e., the lesser of 30,600,000 shares and 51% of the aggregate shares being purchased by all potential April Purchasers under April Purchase Agreements) if the stay is lifted and the closing proceeds.

         References to, and descriptions of, the MOU, the Omnibus Amendment, and other agreements are qualified in their entirety by reference to Item 5 of the
Schedule 13D, as amended hereby, and by reference to the full text of those documents, which are attached or incorporated by reference as exhibits hereto.

         Dr. Chaudhuri is the owner of a majority of Issuer's outstanding common stock. In contemplation of the issuance of the April Warrants, Dr. Chaudhuri executed at Issuer's request an action by written consent approving the amendment and restatement of Issuer's articles of incorporation for the purpose of increasing Issuer's authorized capital stock from 500,000,000 shares of common stock to 800,000,000 shares of common stock.

         Reporting Persons intend to contact and consult with members of Issuer's board of directors, management and other stockholders of Issuer with regard to the election of directors and other governance matters. Dr. Chaudhuri intends to make director nominations in accordance with the April 2, 2009 Shareholders Agreement described in Item 4 of Amendment No. 5 to Dr. Chaudhuri's
Schedule 13D.

         Further, Reporting Persons may exercise from time to time their various respective rights to purchase securities of Issuer described in the Schedule 13D. In addition, the pre-emptive rights described in Item 4 permit Reporting Persons to maintain their then current ownership interest in Issuer by making additional investments in Issuer's equity securities on terms provided to other persons or entities, and Reporting Persons currently intend to exercise their respective pre-emptive rights and/or Dr. Chaudhuri may exercise his tag along rights under the April 2, 2009 Shareholders Agreement as opportunities present themselves.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Persons currently have no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any changes in Issuer's charter, byla ws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.


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CUSIP No. 45821T 10 8                 13D                         Page 7 of 10

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 of the Schedule 13D, as amended and supplemented above.
Also:

             (1) Dr. Chaudhuri may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a)) of 437,601,334 shares of common stock, including 98,001,334 outstanding shares, an additional 309,000,000 shares of common stock underlying April Warrants held by Reporting Persons, and up to an additional 30,600,000 shares of common stock that Dr. Chaudhuri may acquire pursuant to an April Purchase Agreement described in Item 4. The 437,601,334 shares represent a beneficial ownership interest of approximately 69.1% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 98,001,334 outstanding shares owned by Reporting Person represent approximately 50.2% of Issuer's 195,307,262 shares assumed by Reporting Persons to be outstanding.

             (2) KPC may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a)) of 139,000,000 shares of common stock underlying April Warrants, which shares represent a beneficial ownership interest of approximately 41.6%, as calculated pursuant to Rule 13d-3(a) and assuming 195,307,262 shares of Issuer's common stock are outstanding.

         (b) Each Reporting Person currently has sole voting and dispositive power with respect to the shares of common stock described as beneficially owned by such Reporting Person in Item 5(a). However, the shares are subject to certain voting and proxy restrictions under the April 2, 2009 Shareholders Agreement.

         (c) Except as may be described in Item 4, neither Reporting Person has effected any transactions in Issuer's common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this filing.


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CUSIP No. 45821T 10 8                 13D                         Page 8 of 10

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to include the following exhibits:

Exhibit  Description
-------  -----------

  25 Amended and Restated Memorandum of Understanding dated effective as of January 13, 2010 among Issuer, WMC-A, Inc., WMC-SA, Inc., Coastal Communities Hospital, Inc., Chapman Medical Center, Inc., and Reporting Persons (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Issuer on January 20, 2010)

  26 Omnibus Credit Agreement Amendment dated April 13, 2010 among Borrowers, Silver Point, Reporting Persons and other parties named therein (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Issuer on April 19, 2010)

  27 Warrant to Purchase 170,000,000 Shares of Common Stock issued April 13, 2010 to Kali P. Chaudhuri, M.D. (incorporated by reference to Exhibit
         99.2 to the Form 8-K filed by Issuer on April 19, 2010)

  28 Warrant to Purchase 139,000,000 Shares of Common Stock issued April 13, 2010 to KPC Resolution Company, LLC (incorporated by reference to
         Exhibit 99.2 to the Form 8-K filed by Issuer on April 19, 2010)

  29     Joint Filing Agreement of Reporting Persons Pursuant to Rule
         13d-1(k)(1)





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CUSIP No. 45821T 10 8                 13D                          Page 9 of 10


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2010


/s/ Kali P. Chaudhuri, M.D.
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Kali P. Chaudhuri, M.D.


KPC Resolution Company, LLC

By: /s/ Kali P. Chaudhuri, M.D.
    ----------------------------
Name: Kali P. Chaudhuri, M.D.
Its: Manager


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CUSIP No. 45821T 10 8                 13D                          Page 10 of 10


                     EXHIBITS ATTACHED TO THIS SCHEDULE 13D

Exhibit  Description
-------  -----------

  29     Joint Filing Agreement of Reporting Persons Pursuant to Rule
         13d-1(k)(1)



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                                                                      EXHIBIT 29

                       JOINT FILING AGREEMENT PURSUANT TO
     RULE 13d-1(k)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         Each of the undersigned hereby agrees to be included in the joint filing of the accompanying Amendment No. 6 to Schedule 13D of Kali P. Chaudhuri, M.D. and initial filing of Schedule 13D for KPC Resolution Company, LLC, for April 13, 2010 (and any amendments thereto), with respect to his or its beneficial ownership of shares of common stock of Integrated Healthcare Holdings, Inc., a Nevada corporation.

Dated: April 20, 2010


/s/ Kali P. Chaudhuri, M.D.
----------------------------
Kali P. Chaudhuri, M.D.


KPC Resolution Company, LLC

By: /s/ Kali P. Chaudhuri, M.D.
    ----------------------------
Name: Kali P. Chaudhuri, M.D.
Its: Manager